Exhibit 21.1
Ocugen, Inc.
List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
Ocugen Limited	Ireland
Ocugen OpCo, Inc.	Delaware
OrthoCellix, Inc.	Delaware
Histogenics Securities Corporation	Massachusetts
Ocugen Canada Ltd.	Canada
Ocugen India Private Limited	India